                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                         OUTDOOR CHANNEL HOLDINGS, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   690027206
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                                 (CUSIP Number)


                                 Perry T. Massie
                       c/o Outdoor Channel Holdings, Inc.
                      43445 Business Park Drive, Suite 113
                           Temecula, California 92590
                                 (951) 699-4749
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                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 July 13, 2005
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                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f) or 13d-1(g), check the following box [__].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 690027206                                          Page 2 of 4 Pages
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

      Musk Ox Investments, L.P.

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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)

     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

     United States

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  NUMBER OF    7.   Sole Voting Power
   SHARES           2,873,620
BENEFICIALLY   -----------------------------------------------------------------
 OWNED BY      8.   Shared Voting Power
    EACH            0
  REPORTING    -----------------------------------------------------------------
   PERSON      9.   Sole Dispositive Power
    WITH            2,873,620
               -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     2,873,620 (see Item 5 of this Schedule 13D)
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     11.8% (based upon 24,289,913 shares outstanding as of July 13, 2005).
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14.  Type of Reporting Person (See Instructions)
     PN

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

                                  SCHEDULE 13D

This Amendment No. 2 (this "Amendment") amends the Schedule 13D originally filed with the Securities and Exchange Commission on March 29, 2004 on behalf of Musk Ox Investments, L.P. (such original filing, together with any prior amendments thereto, the "Original Schedule 13D"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Original Schedule 13D. This Amendment is being filed in order to amend and restate Item 5 of the Original Schedule 13D (with respect to Musk Ox Investments, L.P. only) in its entirety in connection with the sale of Issuer Common Stock by Musk Ox Investments, L.P. and the issuance of additional shares by the Issuer.

The reported numbers of shares in this Amendment are reported as of July 13, 2005.

This filing shall not be deemed an admission by Musk Ox Investments, L.P. of beneficial ownership for any purposes other than the filing of this Amendment.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         Item 5 a (iii) of the Original Schedule 13D is hereby amended and restated in its entirety to provide as follows:

                           (iii) Musk Ox Investments, L.P.: Musk Ox Investments, L.P. may be deemed to beneficially own 2,873,620 shares of Issuer Common Stock, which shares constitute 11.8% of the total class. The percentage of shares which may be deemed to be beneficially owned by Musk Ox Investments, L.P. is based upon 24,289,913 shares outstanding as of July 13, 2005.

         Item 5 b (iii) of the Original Schedule 13D is hereby amended and restated in its entirety to provide as follows:

                           (iii) Musk Ox Investments, L.P.:

                                    (A) sole power to vote or direct the vote:
                                    2,873,620 shares

                                    (B) shared power to vote or direct the vote:
                                    0 shares

                                    (C) sole power to dispose or direct the
                                    disposition: 2,873,620 shares

                                    (D) shared power to dispose or direct the disposition: 0 shares

         Item 5 c (iii) of the Original Schedule 13D is hereby amended and restated in its entirety to provide as follows:

                           (iii) Musk Ox Investments, L.P.: On July 1, 2005, the Issuer issued additional shares in connection with a firm underwritten public offering of Issuer Common Stock ("Offering").


                                   Page 3 of 4
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                           On July 13, 2005, in connection with the exercise of
                           the over-allotment option granted to the Underwriters in the Offering, Musk Ox Investments, L.P. sold 353,035 shares of Issuer Common Stock at a price of $12.69 per share (after taking into account the underwriters' discounts).

                  (d) Not applicable.

                  (e) Not applicable.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 15, 2005

                            MUSK OX INVESTMENTS, L.P.

                                                        By:   Perry T. Massie*
                                                              ----------------
                                                        Name:  Perry T. Massie
                                                        Title: General Partner

                                                        By:   Thomas H. Massie*
                                                              ----------------
                                                        Name:  Thomas H. Massie
                                                        Title: General Partner

*By:  /s/ Thomas E. Hornish
           (Thomas E. Hornish, Attorney-in Fact)


                                   Page 4 of 4